NATIXIS FUNDS TRUST II

May 14, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II
Post-Effective Amendment No. 148
(File Nos.: 002-11101 and 811-00242)

Dear Sir or Madam:

On behalf of Natixis Funds Trust II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 148 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T.

The Registrant is filing the Amendment to add two new series, ASG Managed Futures Strategy Fund and Westpeak ActiveBeta® Equity Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Amendment will become effective on July 30, 2010.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete Assistant Secretary